601 Lexington Avenue New York, New York 10022

Thomas W. Christopher, Esq. To Call Writer Directly: (212) 446-4790 thomas.christopher@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 31, 2010

VIA EDGAR SUBMISSION AND HAND DELIVERY

Perry Hindin
Special Counsel
Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Sauer-Danfoss Inc.
Schedules 14D-9 filed on March 19, 2010 (two separate filings) File No. 005-55771

Schedule 13E-3 filed on March 19, 2010
File No. 005-55771

Dear Mr. Hindin:

Reference is made to (i) the two (2) Solicitation/Recommendation Statements on Schedule 14D-9 (together, the “Schedules 14D-9”) and (ii) the Rule 13e-3 Transaction Statement (the “Schedule 13E-3”), each as originally filed by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on March 19, 2010, relating to the tender offer by Danfoss Acquisition, Inc. (“Purchaser”), a wholly owned subsidiary of Danfoss A/S (“Danfoss”), to purchase all of the issued and outstanding shares of common stock of the Company not already owned by Danfoss and its subsidiaries at a price of $13.25 per share.

The Company is today filing Amendment No. 1 to the Schedule 14D-9 and Amendment No. 1 to the Schedule 13E-3 via EDGAR, which incorporate the modifications to the Company’s Schedule 14D-9 and Schedule 13E-3 described below in response to the Commission’s comments.

On behalf of the Company, we are writing to respond to the comments raised in your letter to us dated March 25, 2010.  The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics).  For your convenience,

Chicago Hong Kong London Los Angeles Munich Palo Alto San Francisco Shanghai Washington, D.C.

we are sending you via overnight mail a copy of this response letter.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedules 14D-9.

General

1.                                       The cover page of the Schedule 13E-3 appears to contain information found in a Schedule TO.  Please advise.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended and restated in its entirety to delete such information from the cover page that is found in the Schedule TO.

2.                                       Please advise how the Company has complied with Exchange Act Rule 13e-3(e)(1)(ii) and the related instructions.

Response:  In response to the Staff’s comment, a Special Factors section has been added to the front of the Schedule 13E-3 that provides cross-references to the information required by Items 7, 8 and 9 of Schedule 13E-3, as required by Exchange Act Rule 13e-3(e)(1)(ii).

Schedule 13E-3

Item 13. Financial Statements Consideration

3.                                       It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c).  Please revise this section to provide the balance sheet information required by Item 1010(c)(1) and the information required by (c)(4) and (c)(5) of Regulation M-A.  See Instruction 1 to Item 13 of Schedule 13E-3.  Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available or the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.  Please also advise us how the Company intends to comply with Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii).

Response:  The requested information has been added to the Offer to Purchase, under the section “The Offer—Section 8—Certain Information Concerning the Company.”  This section is cross-referenced in Item 13 of the Schedule 13E-3.

In order to comply with Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii), the Company will issue a press release today announcing the filing of these amendments that also informs the Company’s stockholders of the availability of these filings at the Commission’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, on the Company’s website, http://www.sauer-danfoss.com and on the website maintained by the SEC at http://www.sec.gov.  The Company will issue similar press releases announcing the filing of any future amendments reporting any material changes in the information set forth in the schedules previously filed.

Schedule 14D-9

The Solicitation or Recommendation, page 8

4.                                       The filing discloses that the Special Committee, and not the board of directors, concluded that the Offer is fair to the stockholders of the Company, other than the Danfoss Group and their affiliates.  Note that Item 1014(a) of Regulation M-A requires that the Company provide a fairness determination as to unaffiliated security holders.  Please revise to provide the disclosure required by Item 1014 of Regulation M-A or provide support, including legal analysis, as well as an opinion of qualified counsel, as to why the Special Committee has the authority to act on behalf of the Company in this regard.

Response:  In response to the Staff’s comments, the disclosure concerning the assessment of fairness to the unaffiliated security holders has been revised in the “Solicitation Recommendation” subsection of “Item 4.  The Solicitation or Recommendation” to make clear that the assessment by the Special Committee is being made on behalf of the Company.

Under Section 141(a) of the DGCL, the business and the affairs of every Delaware corporation, such as the Company, shall be managed under the direction of a board of directors.  Pursuant to Section 141(c)(2) of the DGCL, the board of directors of a Delaware corporation organized under the DGCL may designate, by resolution of the board of directors, a committee which shall have and may exercise the powers and authority of the board of directors in the management and affairs of the corporation.  The board of directors of the Company, pursuant to a unanimous written consent in lieu of a meeting dated December 30, 2009, authorized the Special Committee (i) to determine whether accepting the Offer would be in the best interests of the unaffiliated security holders, (ii) to evaluate any competing offers that may arise during the course of the Offer, (iii) to monitor and participate on behalf of the Company in any negotiations with respect to the Offer, (iv) to determine the Company’s response to the Offer, (v) to recommend to the board of directors of the Company whether the final terms of the Offer or any alternative competing transaction that requires approval of the full board of directors pursuant to the Company’s bylaws or the DGCL are in the best interests of the Company and its stockholders and should be approved by the board, and (vi) to take all such other actions on behalf of the Company as may be lawfully delegated to a committee of the board of directors under the DGCL.

A copy of such unanimous written consent is being provided to the Staff for its review on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act.  We request confidential treatment of these materials and request that those materials be returned promptly following completion of the Staff’s review.

5.                                       We note your disclosure that the Special Committee determined that the Offer is fair to “the stockholders of the Company, other than Danfoss Group and their affiliates.”  Please revise here and throughout the filing to expressly disclose whether the Company reasonably believes that the Offer is substantively and procedurally fair to unaffiliated security holders.

Response:  In response to the Staff’s comment, we have revised the disclosures in the Schedule 14D-9 in the “Solicitation Recommendation” subsection of “Item 4.  The Solicitation or Recommendation.”  We believe that the language currently contained in the Schedule 14D-9, regarding the fairness of the Offer “to the stockholders of the Company (other than Danfoss Group and their affiliates)” has the same meaning as describing the fairness of the Offer to “unaffiliated security holders.”

Background of the Offer, page 8

6.                                       We note disclosure in the last paragraph on page 12 that Lazard discussed its “preliminary analysis regarding the proposed offer and the Company’s valuation” with the Special Committee and K&E.  We note disclosure in the fourth whole paragraph on page 13 indicating that during a telephonic meeting with K&E and Lazard there was a “further discussion of Lazard’s preliminary valuation analysis.”  Please provide us with supplemental copies of materials prepared by Lazard in connection with such preliminary analysis, if any, including summaries of presentations made to the Special Committee.  All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and, if written, filed as an exhibit to the Schedule 13E-3.  In addition, each presentation, discussion, or report held with or presented by Lazard, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item

1015 of Regulation M-A.  As indicated in Item 1015 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports relating to consideration or the fairness of the consideration or transaction to any party.  Revise to summarize the preliminary analysis and related discussions described above, and file any additional written reports, if any, as exhibits pursuant to Item 16 of Schedule 13E-3.

Response:  We supplementally advise the Staff that preliminary drafts of Lazard’s final written materials, which final written materials were filed as an exhibit to the Schedule 13E-3, were supplied to the Special Committee by Lazard.  However, such preliminary materials were simply that, preliminary analyses based on incomplete information for a transaction that had yet to be negotiated.  We respectfully submit that such preliminary draft written materials are neither helpful nor material, and do not believe that their disclosure is required or useful.  See In re Triton Group Ltd. Shareholders Litigation, 1991 Del. Ch. LEXIS 26, Fed. Sec. L. Rep. (CCH) ¶ 95,876 (Del. Ch. Feb. 22, 1991) (“To require that Kidder’s preliminary work and preliminary presentations to the [special] committee be disclosed in the proxy statement is not a proposition that finds support in our law.”).

While we do not believe that such preliminary written materials are required to be disclosed, copies of such materials are being provided to the Staff for its review by counsel for Lazard on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such rules, we hereby request that those materials be returned promptly following completion of the Staff’s review.  By separate letter, counsel to Lazard has requested confidential treatment of these materials pursuant to provisions of 17 C.F.R. §200.83.

Reasons for the Recommendation of the Special Committee, page 20

7.                                       All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  The discussion in this section does not appear to address the factors described in clauses (iii), (iv) and (viii) of Instruction 2 to Item 1014 and Item 1014(d) and (e).  If the Company did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.  If the procedural safeguards in Item 1014(d) and (e) were not considered, please expand your disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

Response:  In response to the Staff’s comment, the disclosures in the “Reasons for the Recommendation of the Special Committee” subsection of “Item 4.  The Solicitation or Recommendation.” has been revised.

Summary of Financial Analysis...,page 24

8.                                       We note that Company management prepared various financial projections that are related to the Rule 13e-3 transaction.  These projections are referred to as “Management Projections” (page 12), “Updated Preliminary Projections” (page 15), “Updated Revised 2010 Projections” (page 16), “Updated Management Projections (page 17) and “Financial Forecasts” (page 25).  Please revise the filings to disclose these various projections and forecast or alternatively confirm that all such projections and forecasts are included in Schedule E of the Offer to Purchase which is incorporated by reference into the Schedule 13E-3 as exhibit (a)(5)(a).

Response: We have revised the Schedule 13E-3 to include the Management Projections as Exhibit (a)(5)(G).  The Updated Revised 2010 Projections and the Updated Management Projections are included in Schedule E of the Offer to Purchase which is incorporated by reference into the Schedule 13E-3.  The Financial Forecasts include the Management Projections, the Updated Revised 2010 Projections and the Updated Management Projections.  The Updated Preliminary 2010 Projections were preliminary projections prepared by the Company’s controller with input from the Company’s sales and marketing staff, were never approved or adopted by the Company’s senior management and were never received or reviewed by the Special Committee or any of its advisors, although the Special Committee and its advisors were made aware of the projected total sales, projected earnings before interest, taxes, depreciation and amortization (“EBITDA”) and projected earnings before interest and taxes (“EBIT”) contained therein.  Each of these figures changed when the Updated Preliminary 2010 Projections were reviewed, revised and approved by the Company’s senior management as the Updated Revised 2010 Projections.  Because the Updated Preliminary 2010 Projections were preliminary in nature, did not reflect the view of, and were never approved or adopted by, the Company’s senior management, were revised by the Company’s senior management when approved and adopted as the Updated Revised 2010 Projections and were never received or reviewed by the Special Committee or any of its advisors (except as set forth above), we do not believe the Updated Preliminary 2010 Projections are material to the stockholders of the Company in making a decision with respect to the Offer.  In addition, because the Updated Preliminary 2010 Projections were revised when they were approved and adopted by the Company’s senior management as the Updated Revised 2010 Projections, we believe their disclosure would be confusing and misleading to stockholders.  Accordingly, for the foregoing reasons, we do not believe the Updated Preliminary 2010 Projections are required to or should be disclosed.

9.                                       We refer you to the statement in the first paragraph on page 26 that “Lazard further assumed, with the consent of the Special Committee, that the final Offer to Purchase would not vary from the Draft Offer to Purchase reviewed by Lazard in any manner that is material to its opinion, and the Offer and the Second-Step Merger would be effected in accordance with the terms set forth in the Draft Offer to Purchase, without any waiver or modification of any material terms or conditions.”  Please advise whether these assumptions proved correct.

Response:  We supplementally advise the Staff that Lazard’s assumption that the final Offer to Purchase would not vary from the Draft Offer to Purchase reviewed by Lazard in any manner that is material to its opinion has been proven correct.  We further advise the Staff that Lazard’s assumption that the Offer would be effected in accordance with the terms set forth in the Draft Offer to Purchase has to date been proven correct.  However, we are not in a position to state whether Lazard’s assumption that the Second-Step Merger would be effected in accordance with the terms of the Draft Offer to Purchase because the Second-Step Merger has not been effected at this time.

Selected Comparable Companies Analysis, page 27

10.                                 We note that Lazard performed a Selected Comparable Companies analysis.  Please discuss in greater detail the methodology and criteria used in selecting “companies having business and trading characteristics that it deemed reasonably comparable to the

Company.”  Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Response:  In response to the Staff’s comment, the disclosure in the “Summary of Financial Analysis and Opinion of the Special Committee’s Advisor” subsection of “Item 4.  The Solicitation or Recommendation” has been revised.

Selected Precedent Transactions Analysis, page 29

11.                                 Please indicate both in this section and in the section entitled “Minority Buy-In Premia Paid Analysis” whether the criteria referenced in the first sentence of each of these sections were consistently applied and, if any company was deliberately excluded from the datasets, briefly indicate the reasoning behind such exclusion.

Response:  In response to the Staff’s comment, the disclosure in the “Summary of Financial Analysis and Opinion of the Special Committee’s Advisor” subsection of “Item 4.  The Solicitation or Recommendation” has been revised.

Forward Looking Statements, page 36

12.                                 We refer you to the last sentence of this section.  Such statement is inconsistent with the Company’s obligations to amend and promptly disseminate revised information in the event that its existing disclosure materially changes.  See Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii).  Please revise accordingly.

Response:  In response to the Staff’s comment, the disclosure in the “Forward-Looking Statements” subsection of “Item 8.  Additional Information” has been revised.

Press Release dated March 19, 2010 attached as Exhibit (a)(1) to second Schedule 14D-9 filed March 19, 2010

13.                                 We refer you to the last paragraph of the press release.  Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.  Also see our preceding comment in connection with the second to last sentence of this press release.

Please refrain from including such language in future press releases and filings relating to this going private transaction.

Response:  The press releases issued today with respect to the filing of Amendment No. 1 to the Schedule 14D-9 and Amendment No. 1 to the Schedule 13E-3 will omit such paragraph.  The Company acknowledges that it will not include such language in future press releases or filings relating to this transaction.

The acknowledgments requested at the end of your letter are attached as Exhibit A to this letter.

*    *    *    *    *

Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter, the Schedules 14D-9 and/or the Schedule 13E-3.

Sincerely,

/s/ Thomas W. Christopher
Thomas W. Christopher

cc:                                 Andrew Ballantine, Esq.

Sauer-Danfoss Inc.

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

Stephen Fraidin, Esq.

Kirkland & Ellis LLP

Exhibit A

March 31, 2010

VIA EDGAR SUBMISSION AND HAND DELIVERY

Perry Hindin

Special Counsel

Securities and Exchange Commission (the “Commission”)

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC  20549-3628

Re:	Sauer-Danfoss Inc.
Schedules 14D-9 filed on March 19, 2010 (two separate filings)
File No. 005-55771

Schedule 13E-3 filed on March 19, 2010
File No. 005-55771

Dear Mr. Hindin:

As requested in your letter dated March 25, 2010 to Thomas W. Christopher, Sauer-Danfoss Inc. (the “Company”) hereby acknowledges as follows:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SAUER-DANFOSS INC.

By:	/s/ Kenneth D. McCuskey
Name: Kenneth D. McCuskey
Title: Vice President and Chief Accounting Officer